SUN LIFE FINANCIAL INC.

(formerly known as Sun Life Financial Services of Canada Inc.)

BY-LAW NO. 1

An Amended and Re-stated By-Law relating generally to the conduct of the business
and affairs of Sun Life Financial Inc.

SECTION 1.
DEFINITIONS

1.1	Definitions
In this By-law No. 1:

(a)	“Act” means the Insurance Companies Act (Canada), S.C. 1991, c.47, as amended from time to time, and every statute that may be substituted therefor;
(b)	“Corporation” means Sun Life Financial Inc.

SECTION 2.
BOARD OF DIRECTORS

2.1.	Manage the Business and Affairs of the Corporation
The Board of Directors shall manage or supervise the management of the business and affairs of the Corporation in accordance with and subject to the Act.

2.2.	Number of Directors
The Corporation shall have a minimum of 8 directors and a maximum of 20 directors. The number of directors to be elected at any annual meeting of the Corporation shall be such as is fixed by the directors prior to the annual meeting. The Board of Directors may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that: (a) the total number of directors so appointed shall not exceed one third of the number of directors elected at the previous annual meeting; and (b) the maximum number of directors is not exceeded.

2.3.	Term of Office
Each director shall be elected for a term of one year. Subject to the following provisions of this section, a person is not eligible to be elected or appointed a director if that person has reached the age of 70 years. The non-management directors may waive this eligibility requirement for a person if they unanimously determine by resolution that it is in the best interests of the Corporation to do so. On any resolution to approve such a waiver, the person who is the subject thereof (if already a director) shall not participate in the discussion or vote thereon. Any such waiver shall apply for one term or part thereof and may be renewed in accordance with this section for the subsequent term but not for any further period.

2.4.	Meetings of the Board of Directors
The Board of Directors shall meet regularly without notice on such dates, at such times and at such places as shall be determined from time to time by the directors. Special meetings of the Board of Directors may be called at any time upon 24 hours’ notice by either the Chairman of the Board of Directors or any 3 directors. The number of directors constituting a quorum at any meeting of the Board of Directors shall be 5.

2.5.	Meetings of Committees of the Board of Directors
Committees of the Board of Directors shall determine their own procedures, including notice requirements, if any, for the calling and conduct of meetings, subject to any regulations imposed by the Board of Directors.

2.6.	Remuneration of Directors
The aggregate of all amounts that are to be paid to all directors of the Corporation in respect of directors’ remuneration during a financial year of the Corporation is hereby fixed at a maximum of $1,600,000. The directors are also entitled to such additional amounts as may be necessary to reimburse them for their reasonable expenses properly incurred in respect of their services as directors.

SECTION 3.
INDEMNIFICATION OF DIRECTORS AND OFFICERS

3.1.	Indemnification of Directors and Officers
Subject to any limitations contained in the Act, the Corporation shall indemnify a director or an officer, a former director or officer or any person who acts or acted at the Corporation’s request as a director or officer of an entity of which the Corporation is or was a shareholder or creditor, and each such person’s heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Corporation or such entity, if

(a)	such person acted honestly and in good faith with a view to the best interests of the Corporation, and
(b)	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, such person had reasonable grounds for believing that the impugned conduct was lawful.

The Corporation may enter into agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

SECTION 4.
MEETINGS OF SHAREHOLDERS

4.1.	Chairman
The chairman at all meetings of shareholders of the Corporation shall be:

(a)	the Chairman of the Board of Directors, or

(b)	in the absence of the Chairman of the Board of Directors, a non-management director chosen as the chairman of the meeting by the directors who are present.

4.2.	Quorum
Two persons present in person and each being entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders.

SECTION 5.
CORPORATE MATTERS

5.1.	Financial Year
The financial year of the Corporation shall end on the expiration of the 31st day of December in each year.

5.2.	Corporate Seal
The seal of the Corporation shall be such as the Board of Directors may adopt.

5.3.	Execution of Documents
Documents to be executed by the Corporation shall be executed by such persons and in such manner as may be determined by the Board of Directors.